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SEC FILE NUMBER
8-68523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Elm Distribution Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE NEW HAMPSHIRE AVENUE SUITE 125
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ilina Stamova	212-668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael Ponticello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Elm Distribution Partners, LLC, as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ________________

Title: Chief Executive Officer

Notary Public

JOY V. RUSSELL, NOTARY PUBLIC, NEW HAMPSHIRE, -MY- COMMISSION EXPIRES SEPTEMBER 7, 2027, STATE OF

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Elm Distribution Partners, LLC

Report on Audit of Financial Statement

For the period from January 1, 2022 through June 30, 2023

This report is pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

American Elm Distribution Partners, LLC

For the period from January 1, 2022 through June 30, 2023

Contents

Financial Statement

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Elm Distribution Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Elm Distribution Partners, LLC (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of American Elm Distribution Partners, LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as American Elm Distribution Partners, LLC's auditor since 2021.

Hauppauge, New York
August 25, 2023

Nawrocki Smith LLP

American Elm Distribution Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
For the period from January 1, 2022 through June 30, 2023

ASSETS		
Cash and cash equivalents	$	34,322
Prepaid expenses		11,389
TOTAL ASSETS	$	45,712
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		12,404
MEMBER'S EQUITY		33,307
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	45,712

See accompanying notes to the financial statement.

1. Organization and Nature of Business

American Elm Distribution Partners, LLC (the "LLC") was formed on January 14, 2010 as a Delaware limited liability company and is a wholly-owned subsidiary of Granite Island Holdings LLC (Holding Company). The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the U.S. Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to distribute affiliate and third-party private fund offerings to institutional investors, registered investment advisors and family offices.

Prior to the change in ownership, the LLC was owned by Arboretum Group, LLC.
The Company filed a Continuing Membership application with FINRA for a change in ownership which became effective on February 22, 2022.

2. Significant Accounting Policies

Basis of accounting **-** The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents **-** The LLC considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

Revenue recognition - The LLC recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Base fees are received in advance as a flat fee and are recorded on a monthly basis in connection with the offering period in accordance with the terms of the agreement. Underwriting fees are earned upon closings based on the total purchase price of all units sold in accordance with the terms of the agreement. The due diligence fee income is received by the Company for all research, legal counsel costs and analysis done by the Company in preparation for launch of marketing efforts.

2. Significant Accounting Policies (continued)

Income taxes – The LLC is a single member which is treated as a disregarded entity for U.S. tax purposes and no provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The LLC's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The LLC follows the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the period ended June 30, 2023, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts receivable - The LLC carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the LLC evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2023.

3. Related Party Transactions

American Elm Distribution Partners is under common ownership with the investment manager for the affiliated fund. The investment manager is in common ownership with the Company's Holding Company.

As of April 20, 2022 the LLC entered into an expense sharing agreement with Granite Island Partners, LLC, an entity under common ownership that shall remain in effect for a period of one year and shall automatically renew for additional year periods until either party delivers written notice of termination to the other party. This agreement covers professional fees expenses. The amount of expenses incurred pursuant to the expense sharing agreement with Granite Island Partners, LLC for the period ended June 30, 2023 was $35,000.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2023, the LLC had net capital of $21,917 which was $16,917 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 56.60%.

5. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over five years, the estimated useful lives of the assets. Fixed assets were placed in service on January 1, 2018 and fully depreciated as of June 30, 2023.

6. Concentrations of Credit Risk

Cash **-** The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. At June 30, 2023, the balance was not in excess of insured amount of $250,000.

Revenue **-** For the year ended June 30, 2023, the LLC's revenues were derived from four customers.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Subsequent Events

The LLC has evaluated events and transactions that occurred between July 1, 2023 and August 25, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this review, the LLC has determined that there were no events which took place that would have material impact on the financial statement.